Exhibit 99.6

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Periods ended June 29, 2013 and June 23, 2012

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at June 29, 2013, September 29, 2012 and June 23, 2012, the statements of comprehensive earnings (loss) and the statements of cash flows for the nine-month periods ended June 29, 2013 and June 23, 2012, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 29, 2012.

TEMBEC Supplemental Information for third quarter 2013	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets
(unaudited)(in millions of Canadian dollars)
					June 29, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$58	$36	$-	$94
Restricted cash	-	-	-	-	-	-
Trade and other receivables	36	324	233	77	(517)	153
Inventories	-	-	198	40	-	238
Prepaid expenses	-	1	6	1	-	8
	36	325	495	154	(517)	493

Investments	205	407	-	-	(612)	-
Property, plant and equipment	-	6	338	118	-	462
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	9	-	2	-	11
Deferred tax assets	1	(2)	-	3	-	2
	$242	$745	$837	$277	$(1,129)	$972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$57	$-	$-	$57
Trade, other payables and accrued charges	70	168	411	53	(517)	185
Interest payable	-	1	1	-	-	2
Income tax payable	-	(1)	-	6	-	5
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	-	15	-	16
	71	174	469	74	(517)	271

Long-term debt	1	310	41	21	(8)	365
Provisions	-	-	12	-	-	12
Employee future benefits	-	112	14	26	-	152
Other long-term liabilities	-	-	2	-	-	2
	72	596	538	121	(525)	802

Shareholders' equity:
Share capital	567	555	731	40	(1,326)	567
Retained earnings (deficit)	(400)	(409)	(432)	113	728	(400)
Accumulated other comprehensive earnings (loss)	3	3	-	3	(6)	3
	170	149	299	156	(604)	170
	$242	$745	$837	$277	$(1,129)	$972

TEMBEC Supplemental Information for third quarter 2013	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)
(unaudited)(in millions of Canadian dollars)
					September 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$29	$57	$-	$87
Restricted cash	-	-	5	-	-	5
Trade and other receivables	36	307	210	65	(418)	200
Inventories	-	-	228	27	-	255
Prepaid expenses	-	1	5	1	-	7
	36	309	477	150	(418)	554

Investments	102	372	-	-	(474)	-
Property, plant and equipment	-	6	379	100	-	485
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	10	-	2	-	12
Deferred tax assets	-	(1)	-	5	-	4
	$138	$696	$860	$257	$(892)	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$3	$-	$68
Trade, other payables and accrued charges	34	113	442	59	(418)	230
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	3	-	3
Provisions	-	1	2	-	-	3
Current portion of long-term debt	1	-	-	15	-	16
	35	124	509	80	(418)	330

Long-term debt	1	289	18	23	(8)	323
Provisions	-	5	12	-	-	17
Employee future benefits	-	195	52	38	-	285
Other long-term liabilities	-	-	2	-	-	2
	36	613	593	141	(426)	957

Shareholders' equity:
Share capital	564	555	696	40	(1,291)	564
Retained earnings (deficit)	(453)	(463)	(429)	85	807	(453)
Accumulated other comprehensive earnings (loss)	(9)	(9)	-	(9)	18	(9)
	102	83	267	116	(466)	102
	$138	$696	$860	$257	$(892)	$1,059

TEMBEC Supplemental Information for third quarter 2013	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)
(unaudited)(in millions of Canadian dollars)
					June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$38	$62	$-	$100
Restricted cash	-	-	1	-	-	1
Trade and other receivables	36	282	166	50	(349)	185
Inventories	-	-	247	25	-	272
Prepaid expenses	-	3	5	2	-	10
	36	285	457	139	(349)	568

Investments	159	450	-	-	(609)	-
Property, plant and equipment	-	6	393	99	-	498
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	9	1	2	-	12
Deferred tax assets	-	-	(1)	7	-	6
	$195	$750	$854	$248	$(958)	$1,089

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$3	$-	$68
Trade, other payables and accrued charges	5	104	397	60	(349)	217
Interest payable	-	1	-	-	-	1
Income tax payable	-	-	-	2	-	2
Provisions	-	1	1	-	-	2
Current portion of long-term debt	2	-	-	14	-	16
	7	106	463	79	(349)	306

Long-term debt	-	301	-	23	(6)	318
Provisions	-	5	10	-	-	15
Employee future benefits	-	171	51	38	-	260
Other long-term liabilities	-	-	2	-	-	2
	7	583	526	140	(355)	901

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(368)	(380)	(340)	76	644	(368)
Accumulated other comprehensive earnings (loss)	(8)	(8)	-	(8)	16	(8)
	188	167	328	108	(603)	188
	$195	$750	$854	$248	$(958)	$1,089

TEMBEC Supplemental Information for third quarter 2013	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)
				Nine months ended June 29, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$2	$1,009	$188	$(17)	$1,182
Freight and other deductions	-	-	149	13	(4)	158
Lumber export taxes	-	-	2	-	-	2
Cost of sales (excluding depreciation and amortization)	-	-	794	111	(13)	892
Selling, general and administrative	-	6	39	11	-	56
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	23	6	-	29
Other items	-	1	26	1	-	28
Operating earnings (loss)	-	(6)	(24)	46	-	16

Interest, foreign exchange and other	4	(9)	11	(3)	16	19
Exchange loss (gain) on long-term debt	-	21	-	-	-	21
Net finance costs (income)	4	12	11	(3)	16	40
Earnings (loss) before income taxes and share of results for equity accounting	(4)	(18)	(35)	49	(16)	(24)
Income tax expense (recovery)	(1)	1	-	16	-	16
Share of results for equity accounting	(37)	(20)	-	-	57	-
Net earnings (loss)	(40)	(39)	(35)	33	41	(40)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	93	93	32	11	(136)	93
Foreign currency translation differences for foreign operations	12	12	-	12	(24)	12
Total comprehensive earnings (loss)	$65	$66	$(3)	$56	$(119)	$65
Basic and diluted net loss in dollars per share						$(0.40)

TEMBEC Supplemental Information for third quarter 2013	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)
				Nine months ended June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$1,029	$208	$(15)	$1,223
Freight and other deductions	-	-	158	15	(4)	169
Lumber export taxes	-	-	6	-	-	6
Cost of sales (excluding depreciation and amortization)	-	-	830	134	(11)	953
Selling, general and administrative	-	4	46	4	-	54
Share-based compensation	-	-	-	-	-	-
Depreciation and amortization	-	-	29	4	-	33
Other items	(1)	19	(19)	-	-	(1)
Operating earnings (loss)	1	(22)	(21)	51	-	9
Interest, foreign exchange and other	-	2	25	-	-	27
Exchange loss (gain) on long-term debt	-	-	-	-	-	-
Net finance costs	-	2	25	-	-	27
Earnings (loss) before income taxes and share of results for equity accounting	1	(24)	(46)	51	-	(18)
Income tax expense	-	-	-	17	-	17
Share of results for equity accounting	(36)	(13)	-	-	49	-
Net earnings (loss)	(35)	(37)	(46)	34	49	(35)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	(10)	(10)	-	(10)	20	(10)
Total comprehensive earnings (loss)	$(45)	$(47)	$(46)	$24	$69	$(45)
Basic and diluted net loss in dollars per share						$(0.35)

TEMBEC Supplemental Information for third quarter 2013	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows
(unaudited)(in millions of Canadian dollars)
				Nine months ended June 29, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(40)	$(39)	$(35)	$33	$41	$(40)
Adjustments for:
Depreciation and amortization	-	-	23	6	-	29
Net finance costs	4	12	11	(3)	16	40
Income tax expense (recovery)	(1)	1	-	16	-	16
Income tax paid	-	-	-	(13)	-	(13)
Excess cash contributions over employee future benefits expense	-	(20)	(4)	(1)	-	(25)
Provisions	-	-	-	-	-	-
Impairment loss	-	-	22	-	-	22
Gain on sale of assets	-	-	-	-	-	-
Share of results for equity accounting	37	20	-	-	(57)	-
Other	-	(1)	1	(3)	-	(3)
	-	(27)	18	35	-	26
Change in non-cash working capital:
Trade and other receivables	-	(29)	(50)	(10)	112	23
Inventories	-	-	13	(10)	-	3
Prepaid expenses	-	-	(1)	-	-	(1)
Trade, other payables and accrued charges	33	55	(3)	(7)	(112)	(34)
	33	26	(41)	(27)	-	(9)
	33	(1)	(23)	8	-	17
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(1)	(84)	(8)	-	(93)
Proceeds from sale of net assets	-	-	99	-	-	99
Investments in a subsidiary	(31)	-	-	-	31	-
Interest received	-	36	3	1	(40)	-
Other	-	2	-	-	-	2
	(31)	37	18	(7)	(9)	8
Cash flow from financing activities:
Change in operating bank loans	-	-	(8)	(3)	-	(11)
Change in restricted cash	-	-	5	-	-	5
Increase in long-term debt	-	-	28	-	-	28
Repayments of long-term debt	-	-	-	(5)	-	(5)
Proceeds from issue of share capital	-	-	31	-	(31)	-
Interest paid	(2)	(37)	(23)	(16)	40	(38)
Other	-	-	1	(1)	-	-
	(2)	(37)	34	(25)	9	(21)
	-	(1)	29	(24)	-	4
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	3	-	3
Net increase (decrease) in cash and cash equivalents	-	(1)	29	(21)	-	7

Cash and cash equivalents, beginning of period	-	1	29	57	-	87
Cash and cash equivalents, end of period	$-	$-	$58	$36	$-	$94

TEMBEC Supplemental Information for third quarter 2013	7

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 29, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)
(unaudited)(in millions of Canadian dollars)
				Nine months ended June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(35)	$(37)	$(46)	$34	$49	$(35)
Adjustments for:
Depreciation and amortization	-	-	29	4	-	33
Net finance costs	-	2	25	-	-	27
Income tax expense	-	-	-	17	-	17
Income tax paid	-	-	-	(13)	-	(13)
Excess cash contributions over employee future benefits expense	-	(10)	(10)	(3)	-	(23)
Provisions	-	6	3	-	-	9
Impairment loss	-	16	1	-	-	17
Gain on sale of assets	(1)	(3)	(24)	-	-	(28)
Share of results of for equity accounting	36	13	-	-	(49)	-
Other	-	(1)	(2)	1	-	(2)
	-	(14)	(24)	40	-	2
Change in non-cash working capital:
Trade and other receivables	-	57	72	(4)	(146)	(21)
Inventories	-	-	(51)	2	-	(49)
Prepaid expenses	-	(2)	-	(2)	-	(4)
Trade, other payables and accrued charges	3	(87)	(65)	(14)	146	(17)
	3	(32)	(44)	(18)	-	(91)
	3	(46)	(68)	22	-	(89)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(2)	(57)	(16)	-	(75)
Proceeds from sale of net assets	1	3	80	-	-	84
Investment in a subsidiary	-	-	-	-	-	-
Interest received	-	27	2	-	(29)	-
Other	-	-	5	1	-	6
	1	28	30	(15)	(29)	15
Cash flow from financing activities:
Change in operating bank loans	-	-	65	(3)	-	62
Change in restricted cash	-	-	(1)	5	-	4
Increase in long-term debt	-	51	-	4	-	55
Repayments of long-term debt	(4)	-	-	(5)	-	(9)
Proceeds from issue of share capital	-	-	-	-	-	-
Interest paid	-	(33)	(28)	(1)	29	(33)
Other	-	-	-	-	-	-
	(4)	18	36	-	29	79
	-	-	(2)	7	-	5
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	(4)	-	(4)
Net increase (decrease) in cash and cash equivalents	-	-	(2)	3	-	1

Cash and cash equivalents, beginning of period	-	-	40	59	-	99
Cash and cash equivalents, end of period	$-	$-	$38	$62	$-	$100

TEMBEC Supplemental Information for third quarter 2013	8